UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

SED International Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

784109209
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 334,537[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 334,537[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,537[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%[1]
14	TYPE OF REPORTING PERSON OO

1 Includes 34,419 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.
2 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Value Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,685
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 166,685
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,685[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,165
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 127,165
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,165[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Samuel A. Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 334,537[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 334,537[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,537[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%[1]
14	TYPE OF REPORTING PERSON IN

1 Includes 34,419 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.
2 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Paul D. Sonkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Microcap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Tarsier Nanocap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,700[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,507
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 59,507
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,507[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,539
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 159,539
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,539[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Todd Rosner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 219,046
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 219,046
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,046[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Allyn R. Earl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 458,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 458,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,402[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

1 See Item 2.
2 See Item 5.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON J.K. Hage III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 111,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 111,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,200[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 784109209

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4 below, the Reporting Persons have terminated their solicitation efforts with respect to seeking Board representation at the Issuer’s 2008 annual meeting of shareholders (the “2008 Annual Meeting”). The Reporting Persons have therefore decided to disband the SED Full Value Committee and the Section 13(d) group. Upon the filing of this Amendment No. 6, North & Webster, LLC, North & Webster Value Opportunities Fund, LP, North & Webster Fund II, LP, Samuel A. Kidston, Deep Woods Partners LP, Deep Woods Partners QP, LP, Todd Rosner, Allyn R. Earl and J.K. Hage III shall cease to be members of the Section 13(d) group and shall cease to be Reporting Persons on this Schedule 13D. Such Reporting Persons will be responsible for their own respective filings with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 28,750 Shares owned by HVF is approximately $29,072. The aggregate purchase price of the 3,750 Shares owned by Microcap is approximately $3,802. The aggregate purchase price of the 251,700 Shares owned by Tarsier is approximately $256,751. The Shares owned by HVF, Microcap and Tarsier were acquired with working capital.

The aggregate purchase price of the 334,537 Shares beneficially owned in the aggregate by North & Webster, NW Fund and NW Fund II is approximately $431,034. The Shares beneficially owned by North & Webster, NW Fund and NW Fund II were acquired with working capital.

The aggregate purchase price of the 59,507 Shares owned by Deep Woods is approximately $78,902. The aggregate purchase price of the 159,539 Shares owned by Deep Woods QP is approximately $228,551. The Shares owned by Deep Woods and Deep Woods QP were acquired with working capital.

The aggregate purchase price of the 111,200 Shares beneficially owned by Mr. Hage is approximately $169,922.

The aggregate purchase price of the 576,102 Shares beneficially owned by Mr. Earl is approximately $751,448. Mr. Earl has invested approximately $568,420 of his own personal funds in Shares of the Issuer, and has caused the Investors to invest an aggregate of approximately $183,028 of their personal funds in shares of Common Stock of the Issuer.

CUSIP NO. 784109209

Item 4 is hereby amended to add the following:

On December 18, 2008, the Reporting Persons and the Issuer entered into a settlement agreement (the “Settlement Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, among other things, the Issuer agreed: (i) to expand the size of the Issuer’s Board from six to eight members and to elect Samuel A. Kidston and J.K. Hage III (the “New Directors”), respectively, as Class II and Class I directors to fill the new vacancies, (ii) to take all action necessary in furtherance of the establishment of a committee to represent the Issuer’s Board in connection with the negotiation of the Issuer’s headquarters lease with the Diamond Chip Group LLC and to include one of the New Directors on such committee, (iii) to take all action necessary in furtherance of the establishment of a Nominating & Corporate Governance Committee and a Legal Affairs Committee and the appointment of at least one of the New Directors to each of these newly formed committees of the Issuer’s Board, (iv) no later than thirty (30) calendar days following the execution of the Settlement Agreement, to either (a) separate the roles of Chairman and Chief Executive Officer or (b) appoint a Lead Independent Director, (v) to create a succession plan for all senior management positions and communicate such succession plan to the Issuer’s shareholders, (vi) to submit, recommend and solicit proxies in favor of a resolution for consideration by its shareholders at the 2008 Annual Meeting to declassify the Issuer’s Board to provide for the annual election of all directors beginning following the 2008 Annual Meeting and upon the expiration of existing directors terms, and (vii) to submit, recommend and solicit proxies in favor of a resolution for consideration by its shareholders at the 2008 Annual Meeting to amend the Issuer’s Articles of Incorporation and Bylaws to allow shareholders holding not less than 66 2/3% of the shares entitled to vote at a meeting of shareholders to take action by written consent without a meeting, other than the removal of directors which shall remain as it currently exists in the Issuer’s Articles of Incorporation.

Pursuant to the terms of the Settlement Agreement, among other things, the Reporting Persons agreed to certain standstill obligations, as more fully described in the Settlement Agreement. Such standstill obligations shall remain in effect until the earlier of (i) the date on which the Issuer’s 2009 Annual Meeting concludes without adjournment to a later date or (ii) January 31, 2010, unless the Company fails to meet any of the Standstill Conditions (as defined in the Settlement Agreement), in which case the Reporting Persons will be released from the standstill obligations on the date that is thirty (30) days before the last date on which a shareholder of the issuer may submit nominations for the Issuer’s Board in connection with the 2009 Annual Meeting.
Items 5(a) and (b) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,823,141 Shares outstanding, as of December 10, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Proxy Statement on PRE 14A, filed with the Securities and Exchange Commission on December 18, 2008.

CUSIP NO. 784109209

As of the date hereof, HVF owns 28,750 Shares, constituting less than one percent of the Shares outstanding, Microcap owns 3,750 Shares, constituting less than one percent of the Shares outstanding, and Tarsier owns 251,700 Shares, constituting approximately 5.2% of the Shares outstanding. As the investment manager of each of HVF, Microcap and Tarsier, Hummingbird is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 5.9% of the Shares outstanding. As the managing member of Hummingbird, Mr. Sonkin is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 5.9% of the Shares outstanding. Hummingbird has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier. Hummingbird and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

HC, as the general partner of each of HVF, Microcap and Tarsier, is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier, respectively, constituting in the aggregate approximately 5.9% of the Shares outstanding. As the managing member of HC, Mr. Sonkin is deemed to beneficially own the 28,750 Shares, 3,750 Shares and 251,700 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 5.9% of the Shares outstanding. HC has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier. HC and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

Each of HVF, Microcap, Tarsier, Hummingbird, HC and Mr. Sonkin (collectively, the “Hummingbird Parties”), as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the 1,129,685 Shares beneficially owned in the aggregate by the other members of the group. The Hummingbird Parties disclaim beneficial ownership of such Shares.

As of the date hereof, NW Fund owns 166,685 Shares, constituting approximately 3.5% of the Shares outstanding, and NW Fund II owns 127,165 Shares, constituting approximately 2.6% of the Shares outstanding. As the general partner of NW Fund and NW Fund II, North & Webster is deemed to beneficially own the 166,685 Shares and 127,165 Shares owned by NW Fund and NW Fund II, respectively, 34,419 Shares held in managed accounts over which it has voting and dispositive power (the "Managed Accounts") and 6,268 Shares it owns directly, constituting in the aggregate approximately 6.9% of the Shares outstanding. As the managing member of North & Webster, Mr. Kidston is deemed to beneficially own the 334,537 Shares beneficially owned by North & Webster, constituting approximately 6.9% of the Shares outstanding. Mr. Kidston has sole voting and dispositive power with respect to the Shares beneficially owned by North & Webster. North & Webster disclaims beneficial ownership of the Shares held in the Managed Accounts, NW Fund and NW Fund II, except to the extent of its pecuniary interest therein. Mr. Kidston disclaims beneficial ownership of the Shares beneficially owned by North & Webster, except to the extent of his pecuniary interest therein.

Each of NW Fund, NW Fund II, North & Webster and Mr. Kidston (collectively, the “North & Webster Parties”), as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the Shares beneficially owned in the aggregate by the other members of the group. The North & Webster Parties disclaim beneficial ownership of such Shares.

CUSIP NO. 784109209

As of the date hereof, Deep Woods owns 59,507 Shares, constituting approximately 1.2% of the Shares outstanding, and Deep Woods QP owns 159,539 Shares, constituting approximately 3.3% of the Shares outstanding. As the managing partner of Deep Woods and Deep Woods QP, Mr. Rosner may be deemed to beneficially own the 59,507 Shares and the 159,539 Shares owned by Deep Woods and Deep Woods QP, respectively, constituting in the aggregate approximately 4.5% of the Shares outstanding. Mr. Rosner has sole voting and dispositive power with respect to the Shares owned by Deep Woods and Deep Woods QP. Mr. Rosner disclaims beneficial ownership of the Shares owned by Deep Woods and Deep Woods QP, except to the extent of his pecuniary interest therein.

Each of Deep Woods, Deep Woods QP and Mr. Rosner (collectively, the "Deep Woods Parties"), as members of a "group" for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the Shares beneficially owned in the aggregate by the other members of the group. The Deep Woods Parties disclaim beneficial ownership of such Shares.

As of the date hereof, Mr. Hage does not directly own any Shares. As a managing member of Adirondack Capital LLC ("Adirondack"), Mr. Hage is deemed to beneficially own the 18,700 Shares beneficially owned by Adirondack, constituting less than one percent of the Shares outstanding. As of the date hereof, Mr. Hage’s wife, Hedy A. Hyde, beneficially owns 92,500 Shares, constituting approximately 2.0% of the Shares outstanding. Mr. Hage is deemed to beneficially own the 92,500 Shares beneficially owned by Hedy A. Hyde. Mr. Hage, as a member of a "group" for the purposes of Rule 13d-5(b)(1) of the Exchange Act is deemed to beneficially own the Shares beneficially owned in the aggregate by the other members of the group. Mr. Hage disclaims beneficial ownership of such Shares.

As of the date hereof, Mr. Earl owns 458,402 Shares, constituting approximately 9.5% of the Shares outstanding. Mr. Earl is deemed the beneficial owner for purposes of Rule 13d-3 of the 117,700 Shares owned by the Investors, constituting approximately 2.8% of the Shares outstanding. Mr. Earl has shared dispositive power over the 117,700 Shares owned by the Investors. Mr. Earl does not have voting power over the 117,700 Shares owned by the Investors, each of the Investors has sole voting power over its own Shares. Mr. Earl disclaims any beneficial ownership of the Shares owned by the Investors. Mr. Earl, as a member of a "group" for the purposes of Rule 13d-5(b)(1) of the Exchange Act is deemed to beneficially own the Shares beneficially owned in the aggregate by the other members of the group. Mr. Earl disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

(c)          Schedule A annexed hereto lists all transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. All of such transactions were effected in the open market.

CUSIP NO. 784109209

Item 6 is hereby amended to add the following:

On December 18, 2008, Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Microcap Value Fund, L.P., Tarsier Nanocap Value Fund, L.P., Hummingbird Capital, LLC, Paul D. Sonkin, North & Webster, LLC, North & Webster Value Opportunities Fund, LP, North & Webster Fund II, LP, Samuel A. Kidston, Deep Woods Partners LP, Deep Woods Partners QP, LP, Todd Rosner, Allyn R. Earl and J.K. Hage III and the Issuer entered into the Settlement Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On December 30, 2008, Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Microcap Value Fund, L.P., Tarsier Nanocap Value Fund, L.P., Hummingbird Capital, LLC, and Paul D. Sonkin (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 6 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1	Settlement Agreement, dated December 18, 2008

Exhibit 99.2	Joint Filing Agreement by and among the Hummingbird Parties, dated December 30, 2008

CUSIP NO. 784109209

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2008

HUMMINGBIRD VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MICROCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

TARSIER NANOCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

/s/ Paul D. Sonkin
Paul D. Sonkin

CUSIP NO. 784109209

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER FUND II, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER, LLC

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

/s/ Samuel A. Kidston
Samuel A. Kidston

DEEP WOODS PARTNERS LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

DEEP WOODS PARTNERS QP, LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

/s/ Todd Rosner
Todd Rosner

CUSIP NO. 784109209

/s/ Allyn R. Earl
Allyn R. Earl

/s/ J.K. Hage III
J.K. Hage III

CUSIP NO. 784109209

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($U.S.)	Date of Purchase

HUMMINGBIRD MANAGEMENT, LLC
None

PAUL D. SONKIN
None

HUMMINGBIRD CAPITAL, LLC
None

HUMMINGBIRD VALUE FUND, L.P.
None

HUMMINGBIRD MICROCAP VALUE FUND, L.P.
None

TARSIER NANOCAP VALUE FUND, L.P.
None

NORTH & WEBSTER, LLC
None

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP
None

NORTH & WEBSTER FUND II, LP

5,775	1.5000	11/12/2008
2,000	1.5000	11/13/2008
35,500	1.6000	11/21/2008
26,000	1.6200	11/24/2008
592	1.4900	12/03/2008
26,500	1.5500	12/05/2008

SAMUEL A. KIDSTON
None

CUSIP NO. 784109209

DEEP WOODS PARTNERS, LP
None

DEEP WOODS PARTNERS QP, LP
None

TODD ROSNER
None

ALLYN R. EARL
None

J.K. HAGE III
None